Exhibit (a)(5)(G)

UNITED ONLINE ENTERS INTO CREDIT AGREEMENT;
ANNOUNCES SATISFACTION OF FINANCING CONDITION
TO DUTCH AUCTION TENDER OFFER AND
EXTENDS THE EXPIRATION DATE TO
12:00 NOON, MONDAY, DECEMBER 13, 2004

        WOODLAND HILLS, California (December 3, 2004)—United Online, Inc. (Nasdaq:UNTD) announced today it has entered into a credit agreement with Deutsche Bank Trust Company Americas and Deutsche Bank Securities Inc. that will allow United Online to borrow between $100 million and $150 million. The proceeds of the term loan facility will be used to purchase shares pursuant to United Online's previously announced Dutch auction tender offer for up to 14,285,714 shares of its common stock, or approximately 23.4% of its outstanding common stock, at not less than $9.00 nor more than $10.50 per share, and pay related fees and expenses. Excess funds not used in connection with the tender offer may be used for general corporate purposes, including stock repurchases and acquisitions, subject to certain limitations.

        The term loan facility will mature in four years and amortize over the term. The facility provides for borrowings tied to base rate or LIBOR, as selected by United Online. The term loan facility will be secured by substantially all of the assets of United Online and its wholly-owned domestic subsidiaries. Borrowings under the term loan facility will be subject to customary conditions precedent.

        Entry into the credit agreement satisfies the condition to United Online's Dutch auction tender offer that United Online obtain financing on terms and conditions reasonably satisfactory to it, which will be sufficient to purchase the shares pursuant to the tender offer and to pay the related fees and expenses. United Online is extending the expiration of the tender offer to 12:00 noon, New York City time, on Monday, December 13, 2004, unless further extended.

        A total of 11,751 shares of common stock have been deposited under the tender offer, including shares subject to guaranteed delivery. The reported closing price of United Online's common stock on the The Nasdaq National Market on December 2, 2004 was $10.87, which is higher than the maximum price of the tender offer.

        None of United Online, its Board of Directors, the dealer manager or the depositary is making any recommendation to stockholders as to whether to tender or refrain from tendering their shares into the tender offer. Stockholders must decide how many shares they will tender, if any, and the price within the stated range at which they will offer their shares for purchase to United Online.

        This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of United Online's common stock. The solicitation of offers to buy shares of United Online common stock is only made pursuant to the offer to purchase, the supplement to the offer to purchase and related materials that United Online has sent to its stockholders. Stockholders should read those materials carefully because they contain important information, including the various terms of, and conditions to, the offer. Stockholders can obtain the offer to purchase, the supplement to the offer to purchase and other filed documents for free at the SEC's website at www.sec.gov or from Deutsche Bank Securities Inc., the dealer manager, by calling (800) 735-7777. United Online urges stockholders to carefully read those materials prior to making any decisions with respect to the tender offer.

ABOUT UNITED ONLINE:

        United Online, Inc. (Nasdaq:UNTD) is a leading provider of consumer Internet subscription services through a number of brands, including NetZero, Juno and Classmates. The company's pay services include Internet access, accelerated dial-up services, premium email, personal Web-hosting and domain services and community-based networking. It also offers consumers free Internet access, email and Web hosting. The company's access services are available in more than 8,000 cities across the United States and in Canada. United Online is headquartered in Woodland Hills, CA, with offices in

New York City, NY, Renton, WA, San Francisco, CA, Orem, UT, and Hyderabad, India. For more information about United Online and its Internet subscription services, please visit http://www.untd.com.

CONTACT: United Online, Inc.
Investor Contact:
Brent Zimmerman
(818) 287-3350
investor@untd.com